Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

The Bank of New York Mellon Corporation

	Year ended Dec. 31,
(dollar amounts in millions)	2015	2014	2013	2012	2011
Earnings
Income before income taxes	$4,235	$3,563	$3,777	$3,357	$3,685
Net (income) attributable to noncontrolling interests	(64)	(84)	(81)	(78)	(53)
Income before income taxes attributable to shareholders of The Bank of New York Mellon Corporation	4,171	3,479	3,696	3,279	3,632
Fixed charges, excluding interest on deposits	373	380	349	484	480
Income from income taxes and fixed charges, excluding interest on deposits applicable to the shareholders of The Bank of New York Mellon Corporation	4,544	3,859	4,045	3,763	4,112
Interest on deposits	37	83	105	154	241
Income before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	$4,581	$3,942	$4,150	$3,917	$4,353
Fixed charges
Interest expense, excluding interest on deposits	$263	$271	$238	$380	$363
One-third net rental expense (a)	110	109	111	104	117
Total fixed charges, excluding interest on deposits	373	380	349	484	480
Interest on deposits	37	83	105	154	241
Total fixed charges, including interests on deposits	$410	$463	$454	$638	$721
Preferred stock dividends (b)	$105	$73	$64	$18	$—
Total fixed charges and preferred stock dividends, excluding interest on deposits	$478	$453	$413	$502	$480
Total fixed charges and preferred stock dividends, including interest on deposits	$515	$536	$518	$656	$721

Earnings to fixed charges ratios
Excluding interest on deposits	12.18	10.16	11.59	7.77	8.57
Including interest on deposits	11.17	8.51	9.14	6.14	6.04

Earnings to fixed charges and preferred stock dividends ratios (b)
Excluding interest on deposits	9.51	8.52	9.79	7.50	8.57
Including interest on deposits	8.90	7.35	8.01	5.97	6.04

(a)	The proportion deemed representative of the interest factor.

(b)
Dividends were paid in 2015, 2014, 2013 and 2012 on the Series A and Series C preferred stock, which were issued in 2012. Dividends paid in 2015, 2014 and 2013 also include the Series D preferred stock, which was issued in 2013. Dividends paid in 2015 also include the Series E preferred stock, which was issued in 2015.